Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eli Electric Vehicles, Inc.
525 S Hewitt St
Los Angeles, CA 90013
www.eli.world

Up to $3,179,017.60 in Class A Common Stock at $8.80
Minimum Target Amount: $9,996.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eli Electric Vehicles, Inc.
Address: 525 S Hewitt St, Los Angeles, CA 90013
State of Incorporation: DE
Date Incorporated: February 06, 2018

Terms:

Equity

Offering Minimum: $9,996.80 | 1,136 shares of Class A Common Stock
Offering Maximum: $3,179,017.60 | 361,252 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $8.80
Minimum Investment Amount (per investor): $448.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based

First 72hrs

Invest within the first 72 hours and receive 10% bonus shares.

First Week

Invest within the first week and receive 8% bonus shares.

Second Week

Invest within the second week and receive 6% bonus shares.

First Month

Invest within the first month and receive 4% bonus shares.

Amount Based

4% Bonus Shares | $1,000+

Invest $1,000+ and receive 4% bonus shares.

6% Bonus Shares | $5,000+

Invest $5,000+ and receive 6% bonus shares.

10% Bonus Shares | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Eli Electric you are eligible for additional bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Eli Electric will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $8.80 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $880. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Eli Electric Vehicles, Inc. ("ELI" or the "Company") reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. ELI focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reducing emissions and congestion in cities and communities. ELI manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, ELI's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. was formed on February 6, 2018, in the State of Delaware, as the headquarters of the company which manages future sales, marketing, operating, and administrative activities. ELI is the parent company and ultimate beneficial owner of Beijing Eli Electric Vehicles Co., Ltd. (Eli Beijing) and EEV International Limited (EEV Hong Kong). Eli Beijing was formed on October 12, 2015, in Beijing, China to establish a supply chain and plan for the OEM production of ELI's products. EEV Hong Kong was formed on March 18th, 2021, and its subsidiary EEV Hainan Limited(Eli Hainan) was formed on May 12th, 2021 to export ELI's products overseas. Mr. Binhan(Marcus) Li is the CEO and director of ELI, Eli Beijing, and EEV Hong Kong. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by ELI Electric Vehicles, Inc. on June 6th, 2019; and EEV Hong Kong was acquired by ELI on June 23rd, 2021.

Both companies are 100% owned subsidiaries of ELI. The acquisitions are strategic restructurings that establish ELI as a hardware startup with the capability to manage complex overseas supply chain, production, and international sales. Besides Eli China and EEV International, ELI also plans to establish a subsidiary in Europe in the future.

Competitors and Industry

According to a McKinsey & Company report, the micro-mobility market size for the EU and the US market is estimated to reach $300 billion by 2030. About 60% of car trips are under 8 km. According to MarketWatch, the market for low-speed electric vehicles is estimated to reach 8.4 billion dollars by 2026. In the US alone, 44 million homes are located within 2 miles of daily amenities, yet there are few options for attractive and affordable commuter micro-EVs.

The micro-EV/NEV market is an emerging product category. Our main competitors are Polaris GEM, ClubCar, and AIXAM, who are legacy golf carts or motorsport manufacturers. Their products are based on golf carts platform, as opposed to our purpose-built micro-EV platform that incorporates automotive features such as AC/Li-ion battery/power steering and power brake/enclosure. There are also automotive OEMs that introduced sub-brands of micro-EV products in Europe, most notably Citroen's AMI and Renault's Twizy.

Current Stage and Roadmap

Current Development Stage

Eli has already begun small batch production and limited EU sales of its first vehicle model, Eli ZERO. The company has already received rolling orders from the company's European distributors and has delivered on them. To date, a number of our vehicles have already been delivered to local dealers and some of them are already delivered to our first customers.

The company has completed the following milestones:

- Successful Design, Development, and Proof of Concepts of our first production vehicle Eli ZERO.
- Successful Supply Chain, Engineering, and Tooling Developments.
- Multiple Rounds of Pre-Production Prototypes and Testings.
- Partnership with established manufacturers on production.
- Partnership with European Distributors with 2000+ dealerships in their network. Strong dealership and consumer interests in the U.S.
- Fully homologated Eli ZERO in EU, began small batch production, and shipping to EU distributors.

Future Roadmap

The company plans to increase its production to meet its orders from EU distributors. It also plans to develop new vehicle models as well as to improve the current model. In addition, the company is planning on starting pilot sales in the U.S. and planning on taking pre-orders soon.

The Team

Officers and Directors

Name: Binhan (Marcus) Li

Binhan (Marcus) Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Overall responsible for the company's strategy and direction.

- **Position:** Director
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Make decisions of issues that require Board of Director's approvals.

Other business experience in the past three years:

- **Employer:** Beijing Eli Electric Vehicles Co., Ltd.
  Title: CEO
  Dates of Service: October 12, 2016 - Present
  Responsibilities: R&D, operations, and overall responsibility for company's strategy and direction. Beijing Eli Electric Vehicles Co., Ltd. is the wholly owned subsidiary of Eli Electric Vehicle, Inc.

Name: Cody Dumont

Cody Dumont's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director
  Dates of Service: August 22, 2022 - Present
  Responsibilities: Oversees company's sales, marketing and business development activities, also in charge of the company's general strategies, operations and team building.

Other business experience in the past three years:

- **Employer:** CAKE (Emission AB)
  Title: General Manager - NA
  Dates of Service: January 01, 2022 - June 01, 2022
  Responsibilities: North America sales and strategies

Other business experience in the past three years:

- **Employer:** Tempo (CoreTech Fitness, Co.)
  Title: VP Sales & BD
  Dates of Service: February 01, 2020 - January 01, 2022
  Responsibilities: Responsible for all aspects of channel sales, marketing and brand partnerships

Other business experience in the past three years:

- **Employer:** Boosted, Inc.

Title: Director - Sales & Marketing
Dates of Service: September 01, 2018 - February 01, 2020
Responsibilities: Managed the team responsible for all aspects of channel sales and marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in an amount up to $5,000,000 dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an additional operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as, EPA (United States Environment Protection Agency), US Department of Transportation, US customs, CARB (California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Eli's hardware, software or network could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our products. Further, we rely on third-party technology and component suppliers to provide some of our technologies and components . Any disruptions of services or cyber-attacks either on our suppliers or on Eli's company, products or networks could harm our reputation and materially negatively impact our financial condition and business.

Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale is unproven and still evolving.

Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including with respect to: * lack of funding; * disruptions or delays in our vehicles supply chain; * operational disruptions caused by our business partners insolvencies or inability to deliver; * quality control deficiencies; * delays in the R&D of technologies necessary for our vehicles; * our vehicles not performing in line with user expectations and may contain defects; * environmental compliance, workplace safety, and relevant regulations; and * cost overruns. ⊠

We are exposed to risks and disputes related to large number of crowdfunding investors, and international fundraising activities.

Due to the large number of investors brought in by crowd funding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect.

Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits.

We sell a product that will be operated on public roads. There are numerous road accidents happen year. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Failure to address the service requirement of our future customers may cause issues to our business.

If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to COVID-19 pandemic. We cannot assure such delay or disruption would not affect our business. We cannot assure that we can obtain sufficient amount of semiconductor chips at a reasonable cost given the global shortage. The increase in cost of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single sourced from our suppliers. If the suppliers we are current using failed to meet our demand with acceptable terms, we could be required to change suppliers, which could be costly and also cause delay in production. If we failed to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause material adverse impact on company operation and financial situation.

We are an early stage company and have not yet generated any profits

Eli Electric Vehicles, Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles, Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Manufacturing and conducting business operations internationally may cause problems and present risk

We will work with suppliers and OEM partners in China to ensure the cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with StartEngine without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.
The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

International Directors, Executives, Officers, and Operations
The Company has foreign directors, executives, officers, and overseas operations. The Company has not begun US sales and is still developing its US sales plan. Its previous US executive recently left the Company and was replaced with a new executive with the title of Managing Director. There may be risks associated with foreign executives and officers, new executives and officers and international operations. Failure to successfully mitigate associated potential risks could damage our business. Furthermore, given that multiple directors, executives, and officers are foreign citizens domiciled outside of the US and/or own more than 20% of the Company, investors should be aware of the risks related to the difficulties in pursuing any legal remedy against foreign citizens not domiciled in the US.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Binhan Li	900,000	Class B Common Stock	67.2%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock, 2021 Series N1 Convertible Promissory Notes, and 2020 Series N1 Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 361,252 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 2,199,979 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

The total number of shares outstanding on a fully diluted basis, 6,558,319 shares, includes 2,199,979 shares of Class A Common Stock (which includes 155,000 shares to be issued pursuant to stock options granted and 725,000 shares to be issued pursuant to stock options, reserved but unissued), 900,000 shares of Class B Common Stock, 3,458,340 shares of Series Seed Preferred Stock (which includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock).

We established the Eli Electric Vehicles, Inc. 2019 Equity Incentive Plan (the Plan), in June 2019. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs), stock appreciation rights, and restricted stock. The maximum number of shares of Common Stock which may be issued under the Plan from time to time is 880,000.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, or reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 900,000 outstanding.

Voting Rights

According to the 2022 amendment of the company's certificate of incorporation by majority stockholders' consent, The holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Series Seed Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Voluntary conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

Mandatory conversion upon transfer: if any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like).

Series Seed Preferred Stock

The amount of security authorized is 8,000,000 with a total of 3,458,340 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of Series Seed Preferred Stock($1.42), provided that if the holder of the warrants, who is also a creditor of the Company with consolidated loan amount roughly equals to the warrant's exercise cost, has not exercised the warrant within 48 months(12 months plus 3 times of extension) of the issuance date, the warrant holder may elect to exercise the warrant at the exercise price of par value ($0.0001 per share) and cancel and forgive the loan amount and any other related outstanding indebtedness. Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis.

Distribution rights and preferences: No preference, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.

Liquidation rights and preferences: No preferences, same as Common Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Common Stock.

2021 Series N1 Convertible Promissory Notes

The security will convert into Equity securities sold in the qualified financing and the terms of the 2021 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $1,204,827.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2021 Series N1 Convertible Promissory Notes.

2020 Series N1 Convertible Promissory Notes

The security will convert into Equity securities sold in the qualified financing and the terms of the 2020 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2023
Interest Rate: 5.0%
Discount Rate: 5.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2020 Series N1 Convertible Promissory Notes.

What it means to be a minority holder

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $80,002.80
  Number of Securities Sold: 56,340
  Use of proceeds: General and Administrative
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General Operations
  Date: August 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,378,349.29
  Use of proceeds: The CF1 Notes along with accrued interests converted into the
  Company's 412,820 shares of Class A Common Stock on December 24, 2021. The
  proceeds of this offering were used for general operations, salaries, business
  development and marketing.
  Date: August 15, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $1,204,827.00
  Use of proceeds: General Operations. See Debt section for details.
  Date: July 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $4,930,434.78
  Use of proceeds: R&D, General and Administrative, Fixed Assets(Tooling
  Development) | Series Seed Warrants were issued to the debt holders in
  consideration of their debt financing, with the warrants' exercising costs roughly
  equal to the underlying debt's principal USD equivalence. Warrant holders are
  entitled to purchase 3,402,000 shares of series seed preferred stock in aggregate,
  at original issue price of $1.42, or they can each elect to exercise these warrants
  under certain conditions at par value of $0.0001, and cancel and forgive the
  entire loan.
  Date: December 09, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Class A Common Stock
  Final amount sold: $1,820,973.00
  Use of proceeds: general operations, salaries, business development, marketing
  and working capital

Date: April 16, 2022
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $143.03
  Number of Securities Sold: 1,430,363
  Use of proceeds: In September 2019, the company issued 400,000 shares and 900,000 shares of common stock at par value to the company's 2 principle security holders, in connection with the company's prior acquisition of equity interest held by these shareholders in Beijing Eli Electric Vehicles Co., Ltd. (the company's now wholly owned subsidiary) The shares were re-classified into 400,000 shares of Class A Common Stock and 900,000 shares of Class B Common Stock. The company has also issued 130,363 shares of Common Stock in reliance on Section 4(a)(2) of the Securities Act, at par value to minority shareholders consisting primarily of a service provider and an incubator, the shares were later reclassified as Class A Common Stock.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020⊠

The financial statements reflect our current stage where we have begun small batch production and limited sales but have not begun mass production and sales. The financials reflect the consolidated statements between the company and its two (2) subsidiaries.

We officially began limited production starting in 2021, we sold 35 electric vehicles sample production vehicles to distributors in Austria, Germany, and the Netherlands by the end of 2021. We subcontract our vehicle production to 2 manufacturers in Jiangsu, China, and our Beijing-based subsidiary and product team is highly involved with supply chain management, production process, and quality control.

Revenue in 2021 was $593,302, compared to $8,473 in 2020.

Cost of goods sold in 2020 was $9,271 in 2020, compared to $576,571 in 2021. The company is in small batch production and has higher unit costs than mass production.

Gross Profit was $16,731 in 2021, compared to ($798) in 2020, presenting a positive gross margin for the first time. However, as previously indicated, unit costs are likely much higher during the small batch production stage, the gross margin in 2021 is not a good reference for performance during mass production.

2021 total operating expenses including general and administrative and sales and marketing were $2,221,970 compared to $2,065,208 in 2020.☒ We subcontracted our vehicle production to an automotive manufacturer in Jiangsu, China, and our Beijing-based subsidiary, and the product team is highly involved with the production process and quality control.

Historical results and cash flows:

Limited sales have begun since the beginning of 2021. We have increased sales and production in 2022, however, we are still in the phase of limited sales and small batch production. During this stage, the company was funded through investments and not through its own sales revenue, and the company plans to continue its debt and equity fundraising to support its operation.

A major expense of the company during the product development stage was capital expenses necessary for the product's development and production preparation. These one-time asset acquisitions are not recurrent unless new products are developed in the future. The company's costs during pilot sales and small batch production might be significantly higher than that of the mass production phase, due to the economy of scale. The unit economics of the company's product should significantly improve going into mass production. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Besides cash on hand of approximately $340,000, we are also increasing sales in the EU market, and we are turning limited current inventory into sales revenue. We are also in talks with current shareholders to extend additional loans to the company before the company is able to secure additional investments.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The company intends to raise additional funds through this campaign, which is critical to the company's operations. The company is beginning limited sales and will slowly generate sales revenue to support part of its activities. However, the funds of this campaign will still be a critical resource to support the company's business activities in the calendar year 2022.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary for the viability of the company. Although we have successfully developed our first vehicle model, and its limited production and sales have begun and increasing, we plan to raise additional funds to sustain and improve operations. The funds from this campaign are necessary to the viability of the company, as they will be supporting the company's activities in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum offering amount would not allow us to sustain operations unless we close additional commitments outside of this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum funding goal may enable us to continue sales and production of our first product, in a limited capacity, through the calendar year 2022, and the first half of the calendar year 2023. This is based on a monthly burn rate of $200,000, including salary, minimal working capital, and other varying operational costs.

The sustainability of the business depends on the speed of the raise, how fast we can grow our sales, and whether we can achieve positive cash flow. This depends on various factors such as per vehicle margin in relation to our ability to lower our bill of materials (BOM) costs, optimize payment terms with our distributor, and whether we are able to secure additional working capital through financing, credit, or loans, in order to expand production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have considered additional future sources of capital and plan to raise additional funds from outside of this offering as well.

Indebtedness

- **Creditor:** 18 Individual Angel Investors
  Amount Owed: $1,518,851.20
  Interest Rate: 0.0%
  Maturity Date: November 30, 2023
  The loan is made to the company's subsidiary. Series Seed Warrants were issued to these debt holders in consideration of their debt financing, with the warrants' total exercising costs roughly equal to the underlying debt's principal USD equivalence. The maturity date of the various loans are in November 2023. More details are disclosed in the "previous offerings" section.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $2,906,892.24
  Interest Rate: 0.0%
  Maturity Date: November 06, 2023
  The loan is made to the company's subsidiary, with the same terms as the loan arrangement described above.

- **Creditor:** Binhan Li
  Amount Owed: $518,880.27
  Interest Rate: 0.0%
  Maturity Date: November 03, 2023
  The loan is made to the company's subsidiary, with the same terms as loan arrangements described above.

- **Creditor:** Binhan Li
  Amount Owed: $123,542.92
  Interest Rate: 0.0%
  0% interest callable loan, due upon request.

- **Creditor:** Xun Li
  Amount Owed: $145,344.61
  Interest Rate: 12.0%
  Maturity Date: February 18, 2023

- **Creditor:** Yujie Li
  Amount Owed: $305,223.69
  Interest Rate: 8.0%
  Maturity Date: November 10, 2023

- **Creditor:** Yujie Li

Amount Owed: $130,810.15
Interest Rate: 12.0%
Maturity Date: December 31, 2022

- **Creditor:** Greenman Machinery Company
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2023
  Convertible note outstanding - Valuation Cap $16,000,000; discount rate 20%.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $1,204,827.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2023
  Convertible note outstanding - Valuation Cap $16,000,000; discount rate 20%.

Related Party Transactions

- **Name of Entity:** Binhan Li
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Callable loan (0% interest) made to the company's subsidiary by Binhan Li
  Material Terms: Amount $387,408, Due Upon Request

- **Name of Entity:** Binhan Li
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Repayment of Callable loan (0% interest) to company's subsidiary, paid to Binhan Li
  Material Terms: Amount $161,550

- **Name of Entity:** Yujie Li
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Term loan to the company's subsidiary
  Material Terms: Amount $141,160

Valuation

Pre-Money Valuation: $57,713,207.20

Valuation Details:

Eli Electric Vehicles, Inc. set its pre-money valuation based on a combination of DCF analysis and market comparative approach.

The assumptions used in the DCF analysis were based on our first vehicle model Eli ZERO's estimated sales in 2022. According to the company's current sales projection, sales revenue for 2022 is estimated to be around $2.64M; resulting in an estimated net cash outflow of -$0.12M. As the company expands to multiple vehicle models by the end of 2026, with expanded sales networks and new regions, it is estimated to reach sales of 40k vehicles by 2026, resulting in an estimated cash flow of $61M from $644M in sales.

The company has factored in a high cost of capital at 30%, and factored in a significantly conservative discount factor of 0.6 to its cashflow forecast resulting in a valuation of around $57.71M, and did not factor in other possible revenue streams from business models other than vehicle sales.

The company set its pre-money valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, all outstanding options and any shares reserved for issuance under a stock plan are issued, and all outstanding warrants are exercised.

The total number of shares outstanding on a fully diluted basis, 6,558,319 shares, includes 2,199,979 shares of Class A Common Stock (which includes 155,000 shares to be issued pursuant to stock options granted and 725,000 shares to be issued pursuant to stock options, reserved but unissued), 900,000 shares of Class B Common Stock, 3,458,340 shares of Series Seed Preferred Stock (which includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock).

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,304,827 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  Marketing activities for crowdfunding

If we raise the over allotment amount of $3,179,017.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Marketing*
22.0%
Marketing for EU sales, US pilot program and equity crowdfunding.

- *Research & Development*
10.0%
Product improvements and new features development.

- *Company Employment*
22.0%
Employment of company personnel excluding R&D.

- *Operations*
4.0%
General Operations and administrative.

- *Working Capital*
16.5%
Reserved to support day-to-day operations, including procurement of vehicles and parts.

- *Inventory*
10.0%
Inventory mostly consists of vehicles and parts.

- *Other*
10.0%
Other company expenses that might occur.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eli.world (www.ir.eli.world).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eli

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eli Electric Vehicles, Inc.

[See attached]

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021, AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2021, and 2020, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China and EEV International Limited, both wholly owned subsidiaries, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China and EEV International Limited, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 13, 2022
Los Angeles, California

ELI ELECTRIC VEHICLES INC.

CONSOLIDATED BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	219,240	$	96,428
Account receivables	$	65,533	$	6,356
Prepaids and other current assets		352,724		353,089
Inventory		-		252,254
Total Current Assets		637,497	$	708,127
Proptery and equipment, net		2,146,019		2,134,153
Intangible Assets, net		560,279		590,812
Other Long term assets		-		11,861
Total Other Assets		560,279		602,673
Total Assets		**3,343,795**	$	**3,444,953**
LIABILITIED AND SOTCKHOLDERS' EQUITY				
Account payables	$	213,289	$	569,947
Other current liabilities		2,467,174		2,380,624
Loan from Shareholders		4,026,984		4,359,643
Total Current Liabilities		6,707,447		7,310,214
Convertible notes payable		1,304,827		-
Total Liabilities		8,012,274		7,310,214
STOCKHOLDERS' EQUITY				
Preferred Stock		6		6
Common Stock Class A		107		53
Common Stock Class B		90		90
Currency Translation Adjustment		(259,955)		(187,138)
Equity Issuance Costs		(263,608)		-
Retained Earnings/(Accumulated Deficit)		(6,280,816)		(3,758,269)
Additional Paid In Capital		2,135,697		79,997
Total stockholders' equity		(4,668,479)		(3,865,261)
Total liabilities and stockholders' equity	$	**3,343,795**	$	**3,444,953**

See accompanying notes to the financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 593,302	$ 8,473
Cost of goods sold	576,571	9,271
Gross profit	16,731	(798)
Operating expenses		
General and administrative	1,324,593	2,042,613
Research and development	689,699	
Sales and marketing	207,678	22,596
Total operating expenses	2,221,970	2,065,208
Operating income/(loss)	(2,205,239)	(2,066,006)
Other Income and Expense		
Interest Income	(35)	(198)
Interest expense	214,111	22,491
Other Income	(11,775)	(25,536)
Other Expense	115,007	47,875
Income/(Loss) before provision for income taxes	(2,522,547)	(2,110,638)
Provision/(Benefit) for income taxes		
Net income/(loss)	**$ (2,522,547)**	**$ (2,110,638)**

See accompanying notes to the financial statements

ELI ELECTRIC VEHICLES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In $US Dollars)	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Equity Issuance Costs	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance—December 31, 2019	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ -	$ 79,997		$ (1,647,631)	$ (1,567,485)
Net loss	-	-	-	-	-	-	-	-	-	(2,110,638)	(2,110,638)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	(187,138)	-	(187,138)
Balance - December 31, 2020	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ -	$ 79,997	$ (187,138)	$ (3,758,269)	$ (3,865,261)
Net loss	-	-	-	-	-	-	-	-	-	(2,522,547)	(2,522,547)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	(72,817)	-	(72,817)
Issuance of common shares	536,870	54	-	-	-	-	(263,608)	2,055,700	-	-	1,792,146
Balance - December 31, 2021	1,067,233	$ 107	900,000	$ 90	56,340	$ 6	$ (263,608)	$ 2,135,697	$ (259,955)	$ (6,280,816)	$ (4,668,479)

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2021		2020
(In $US Dollars)				
OPERATING ACTIVITIES				
Net Income	$	(2,522,539)	$	(2,110,638)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Depreciation of property		500,623		296,391
Amortization of intangibles		44,300		41,417
Changes in operating assets and liabilities:				
Inventory		252,254		(252,254)
Account Receivables		(59,177)		-
Prepaid expenses and other current assets		365		250,503
Other long term assets		(1,906)		6,435
Accounts payable and credit cards		(356,658)		558,641
Net cash provided/(used) by operating activities		(2,142,738)		(1,209,505)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(512,489)		(1,397,050)
Cash acquired in a share exchange acquisition				-
Net cash provided/(used) in investing activities		(512,489)		(1,397,050)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Shareholder loan		(332,659)		1,668,338
Borrowing on Non Shareholder loan		1,390,103		841,044
Issuance of Class A Common Stock		54		-
Additional paid-in capital		2,026,625		-
Equity issuance costs		(234,541)		-
Net cash provided/(used) by financing activities		2,849,582		2,509,382
Effect of foreign currency exchange rate changes on cash		(71,543)		(187,138)
Change in cash, cash equvalents and restricted cash		122,812		(284,311)
Cash equvalents and restricted cash —beginning of year		96,428		380,739
Cash equvalents and restricted cash —end of year	$	219,240	$	96,428
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	214,103	$	22,491
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	1,449,009	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Eli Electric Vehicles Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. On March 18, 2021, Eli Electric Vehicles Inc. formed EEV INTERNATIONAL LIMITED (EEV), a wholly owned subsidiary, under Chapter 662 of laws of the Hong Kong SAR, P.R.China and commenced business operations in the P.R.China. The financial statements of Eli Electric Vehicles Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

The company has finished developing its first micro-EV, Eli ZERO, and has begun small batch production, and limited sales in Europe. Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., Eli China and EEV, which are 2 wholly owned subsidiaries over which Eli Electric Vehicles, Inc exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The Company capitalizes its acquired intangibles, such as intellectual property & technology. Intangible assets are amortized over fifteen years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the Company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. EEV INTERNATIONAL LIMITED

On March 18, 2021, the Company formed a whole owned subsidiary EEV International Limited, for the purposes of importing and exporting vehicles and its parts and providing services in connection with the products sold.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables.

Prepaids and other current liabilities consist of the following items:

As of December 31,	2021	2020
Cash Held on Fund Escrow	$ 45,978	$ -
Other receivables, net	1,134	822
Prepaid Expenses	31,865	144,321
Prepaid Tax	273,747	207,946
	$ 352,724	$ 353,089

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Other payable - other	$ 2,353,794	$ 2,114,035
PPP loan	-	9,530
Other payable - crowdfunding		250,432
Deferred Revenue	65,516	1,940
Accured interest	37,272	-
Payroll Liabilities	9,318	4,687
	$ 2,465,900	$ 2,380,624

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,	2021	2020
Furniture & Equipment	$ 3,053,641	$ 2,525,776
Total Property & Equipment, at cost	3,053,641	2,525,776
Impact of foreign exchange rate	(411,734)	(95,232)
Accumulated depreciation	(495,888)	(296,391)
Property & Equipment, net	$ 2,146,019	$ 2,134,153

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were $500,623, and $296,391, respectively.

6.   INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,	2021	2020
Beginning Balance Intangible Assets, at cost	$ 590,812	$ 629,816
Acquired technology and intellectual property	-	-
Accumulated amortization	(112,056)	(41,417)
Impact of foreign exchange rate	81,523	2,413
Intangible Assets, net	$ 560,279	$ 590,812

Amortization expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $44,300. and $41,417, respectively. The schedule of future amortization is as follows:

Period	Amortization Amount
2022	$ 70,639
2023	70,639
2024	70,639
2025	70,639
2026	70,639
Thereafter	207,084
Total	$ 560,279

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 Common Shares Class A with a par value of $ 0.0001 and 2,000,000 Common Shares Class B with a par value of $ 0.0001 and 8,000,000 of Preferred Shares with a par value of $0.0001 per share.

Common Stock

As of December 31, 2021, and December 31, 2020, the Company had issued 1,067,233 and 530,363, shares of Class A Common Stock, respectively. The Company also had issued 900,000 shares of Class B Common Stock for both years ended December 31, 2021, and December 31, 2020.

Preferred Stock

As of December 31, 2021, and December 31, 2020, the Company had issued 56,340 shares of Preferred Stock.

8. DEBT

Shareholder loans

During 2019, the Company entered into loan agreements with certain shareholders. The loans do not have a stated interest and mature within twelve months from the issuance with an additional twenty-four months extension.

In 2020, the Company entered into a series of notes payable for aggregate proceeds of $671,632, at an interest rate of 5% per annum, and are due on December 31, 2022.

For the years ended December 31, 2021, and December 31, 2020, interest expenses relating to the shareholder loans were recorded in the amount of $37,272, and $13,888, respectively.

The total outstanding amount of shareholder loan as of December 31, 2021, and December 31, 2020, was $4,026,984, and $4,357,753, respectively.

Other loans payable

During 2019, the Company entered into loan agreements with several individual lenders. The loans do not have a stated interest and mature within twelve months from issuance with an additional twelve month extension.

In 2020, the Company secured a loan of $321,598 from a related party individual, with an annual interest rate of 8%, set to mature on 11/10/2021; and another loan from an individual lender of $153,142, set to mature on 8/18/2021, with an interest rate of 12% per annum. The interest on these notes is included within accrued liabilities.

The Company also entered into a series of convertible notes from its crowdfunding campaign for aggregate proceeds of $250,432 by the end of 2020, at an interest rate of 5% per annum, set to mature on 12/31/2022.

These convertible notes and related accrued interest were converted to Common Stock shares on December 24, 2021.

The total outstanding amounts of other loan amounts as of December 31, 2021, and 2020, were $2,353,795 and $2,362,065, respectively. The entire loan balance has been classified as current.

Convertible Note Payable

In 2021, the Company entered into a convertible note with a related party in the amount of $1,304,827, with an interest rate of 5% per annum, and is due on December 31, 2022. The entire principal balance and accrued interest are classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and 2020 consists of the following:

As of December 31,	2021	2020
Net Operating Loss	$ (752,726)	$ (629,814)
Valuation Allowance	$ 752,726	629,814
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 and 2020, are as follows:

As of December 31,	2021	2020
Net Operating Loss	$ (1,874,193)	$ (1,121,468)
Valuation Allowance	1,874,193	1,121,468
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2021, the Company had net operating loss ("NOL") carryforwards of approximately $6,280,808. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under Note 8, 'Debt'.

During the years ended December 31, 2021, and 2020, the Company had related party transactions with Greenman Machinery Company Ltd ("Greenman"), one of the Company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co. Ltd., and Greenman Electric Vehicles Co. Ltd.

Below outlines the related party transactions for each year:

Purchases from related parties	2021	2020
Greenman Machinery Company Ltd	$ 530,411	$266,667
Greenman Electric Vehicles Co., Ltd	114,027	-
Beijin Toppo Machine Co., Ltd.	36,372	197,227
Total related party purchases	$ 680,810	$463,894

Sales to related parties	2021	2020
Greenman Electric Vehicles Co., Ltd	$ 418,392	$ -

Loan from shareholders	2021	2020
Greenman Machinery Company Ltd	$ 637,063	$ -

Receivables from related parties	2021	2020
Greenman Electric Vehicles Co., Ltd	$ -	$1,728

12. CONCENTRATION OF CREDIT RISK

As of December 31, 2021, and 2020, there are twenty-three and thirty-seven balances in account payables respectively, and the five largest balances composed the 94% and 92% of the whole balance; there are nine and thirty-two balances in prepaid expenses respectively, and the five largest balances composed the 97% and 61% of the whole balance; there are twenty-five and twenty-eight balances in other account payables respectively, and the five largest balances composed the 90% and 91% of the whole balance; there are one and three balances in other account receivables respectively, and the three or two largest balances composed the 100% of the whole balance in two successive years.

Account	Top 5 items for 2021			Top 5 items for 2020		
	Amount	% of amount	% of number of balance	Amount	% of amount	% of number of balance
Account payables	$ 152,290	94%	22%	$ 510,210	92%	14%
Prepaid Expenses	27,716	97%	56%	88,162	61%	16%
Other accout payables	6,823,045	90%	20%	5,791,926	91%	21%
Other account receivables	1,078	100%	100%	7,121	100%	100%

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 13, 2022, which is the date the financial statements were available to be issued.

From January 1, 2022, through the date of this report, additional crowdfunding capital has been raised in the amount of $1,239,293.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,522,539, and liquid assets in cash of $219,240 as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.



Eli Electric Vehicles
The next evolution of personal mobility

⊘ **Website**   📍 Los Angeles, CA

TRANSPORTATION

Supported by over 2,600 investors, Eli Electric has successfully developed a category-defining EV that is efficient, affordable, and purposefully designed for modern-day needs. Starting from 2022, we're ramping up small-batch production to meet surging market demand in Europe, and to prepare 2023 pilot sales in the US. Join us as an investor as we build more micro EVs, and become the change in personal mobility.

$0.00 raised ⓘ

$3,197,822 previously crowdfunded ⓘ

0 Investors	**$57.7M** Valuation
$8.80 Price per Share	**$448.80** Min. Investment
Common Shares Offered	**Equity** Offering Type
$3.18M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- The Next-Big-Thing in Mobility: According to McKinsey, the addressable market for micro-vehicles can reach $100B by 2030, from a mere $1B market today. Our goal is to be the leader in this fast growing vehicle category.*

- In-Production With Increasing Demand: Award Winning micro-EV, fully developed and homologated, already in production. Over 100+ units built, sold and shipped to Italy, Germany, Austria and the Netherlands. US pilot sales starting in 2023.

- Ready to scale: Fully developed supply chain and production partnerships, established European distribution partners, ready to scale up production and sales.

---

source

Progress Overview



In Production
Successfully developed, built and delivered



Sales began in EU
20+ dealers, 3 distributors and 5 countries

 **2600+ Investors**
Over $3M Raised on StartEngine

 **Market tested**
Ready to scale

 **EU Homologation**
L6e Certified

 **US Street Legal**
NEV Category

 **LA Cleantech Incubator**
Portfolio Company

 **iF Design Award**
2021 Winner

"EVs Reinvented for Cities"

- US is pushing for 50% of new cars to be EVs by 2030
- EU aims to turn 100% cars to ZERO EMISSION by 2035

EV is the future, but what kind of EVs would power the future urban streets? As nearly 70% of the world population is projected to live in urban areas, to keep dense urban areas livable, future vehicles need to be **compact**, **efficient**, and **affordable**.



According to McKinsey, micro-vehicles are the "NEXT BIG THING" in urban mobility. Its survey suggested that around 54% of global consumers would consider micro-vehicles as their future mobility solution.



Eli is building a new breed of micro-EVs to make the most frequent short trips convenient, clean and affordable. Our first micro-EV Eli ZERO has already began sales in selected European cities in 2022, and we are planning to begin pilot sales in the US in 2023.



THE PROBLEM ———————————

Cars need to be designed for cities, not the other way around.

We need to scrap the "highway-centric" model of urban development and prioritize the ease and convenience of local trips.



- In the US, 50% of daily trips are less than 3 miles. (source)
- 75% of all car trips are under 10 miles. (source)
- Many downtown areas devote 50-60% of valuable urban real estate to Cars. (source)
- Congestion already costs each American nearly 100 hrs, $1400 a year (source)

Most car trips are short trips carrying just one person. Most of the energy is wasted on carrying the vehicle's own weight. **Oversized vehicles are the root cause of urban congestion, pollution, waste of energy, material and public space.**

As cities everywhere move toward a high-density, low speed, low impact model, it calls for a new type of personal vehicle to be created for people to conveniently get around in.

THE SOLUTION

Reimagine Personal Mobility


A New Vision of Mobility
Community Friendly
Regional Connectivity
Improve Air Quality
Save Costs
Low-Energy Consumption
Recyclable Material

Eli reimagines personal vehicles by focusing on attributes that can drastically reduce emission and congestion in cities and communities, unclog urban streets and make cities more livable and friendly.


1/2 THE SIZE
1/2 THE COST
BEYOND ZERO EMISSION
3-10 ENERGY EFFICIENCY



Our first model, Eli ZERO, is less than half the size of conventional cars, 3 to 10 times more energy efficient, and significantly less expensive starting at $11,999, with a range of 45mi to 90mi, depending on the option.

At less than half the size of a conventional car, Eli ZERO uses significantly less material and parts, This makes Eli ZERO not only affordable and low maintenance, also much more energy efficient on urban streets, and generates lower carbon footprint

throughout its lifecycle.



70%
Smaller than a Sedan
EASY
Parking
2-4hrs
Charge Time
Power Steering
Auto Parking Brake
Enclosure for 2+
Room for More
60 clean miles at only $1
*assuming $0.12/kwh
23.6′
Turning Radius
Keyless Entry
ECO MODE
Dual Drive Mode
Heat / Cooling
Power brake
Parking Sensor/ Camera
Optional Android Auto/ Carplay

Eli ZERO is classified as an NEV/LSEV in the US, with a street-legal top speed of 25mph. In Europe It is classified as a L6e vehicle with a top speed of 45km/h, and 70km/h for a future L7e version. Our Micro-EV platform architecture is tailored to be efficient on urban streets, developed from the ground up with automotive-grade controllers and CAN network-enabled feature expansions.



Micro-EV Platform Architecture
Unparalleled Energy Efficiency
Unique Structure and Materials
Design-centric Engineering

THE MARKET

The Next Big Thing: Micro EV is Expected to Reach $100Bn by 2030

The latest study has suggested, the market for micro-vehicles like the Eli ZERO can reach $100BN by 2030. (Source)

The market for micro-vehicles could grow from
~ $1 Billion
Today's market
to...
~ $100 Billion
Total addressable market across the U.S., Europe, and China by 2030
* Total available market based on trip distance addressability from private vehicles, assuming no supply constraints.

In the US, 75% of car trips are under 10 miles, and almost 50% household trips are under 3 miles. Yet still, there are few options for personal vehicles purposefully built for these trips. A study by the Southern California Association of Governments concluded **Micro-EV has the potential to account for 83% of vehicle trips under 5 miles and is the best solution for short trips.**



Wide Range of Use Cases
To cover majority of private trips
Urban Commutes
Suburban Communities
RESORT
Hotels/ Resorts
Vehicles Sharing
Small Towns
Retirement Communities
Tourism/ Parks
Last-Mile Delivery

In Europe, Eli ZERO is already certified to be street legal as L6e vehicles, and we've developed a growing network of sales! We are ready to scale up sales in Europe, while also planning to begin pilot sales in the US in 2023.



The Netherlands
Italy
Germany



3 Distributors | 5 Countries | 20+ Dealers...

Austria

Other Markets

OUR TRACTION

Not a prototype, already in small-batch production



Eli's team is made of designers, engineers and supply chain professionals with know-how and experience building golf carts, and EVs.

After years of development, we have developed special structure, techniques, supply chain partnerships, and material know-hows tailored for micro-EV products.



We designed our vehicle material and structure, around making our production process asset-light and reducing complexity for assembly. We are growing the company with an asset-light approach to maximize our capital efficiency, which is critical to build a sustainable hardware/EV business.

So far, Eli has already partnered with two established OEM manufacturers with a **combined capacity of over 15,000 units per year**.



WHY INVEST

Eli is ready to lead a new mobility movement by building an exciting range

of micro-EV products

Eli ZERO is just the beginning for us. After the launch of our first model, we are looking toward expansion into a range of other micro-EV products, services, and technologies, all of which will assist in our goal of establishing Eli as a future household brand for urban EV.



1st Generation
Future Expansions
Rental/Subscription
Autonomous Transport
Community/Utility

Now is the opportunity to join us and invest in the future of urban mobility. As we gear up for that "Ah-hah!" moment as more customers and businesses around the world are getting their first micro-EV, we hope you too are as excited about this electrifying ride as we are.

Invest in Eli Electric today.



Meet Eli ZERO
Eli Electric Vehicles
00:27
vimeo

In the Press



Automotive News · TC · Treehugger · GREEN CAR REPORTS · designboom · WIRED

ars TECHNICA · digitaltrends

SHOW MORE

Meet Our Team



Marcus Li

Founder CEO

Founder and CEO Marcus Li was inspired by his training as an architect from the world-class architecture institution, Cooper Union, to found Eli with the goal of enhancing urban experience through mobility innovation. Formerly, Marcus was the Chief Architect at Greenman Machinery where he also led R&D for a golf cart.





Cody Dumont
Managing Director

US Managing Director Cody Dumont brings a wealth of sales, marketing, and operational experience in the ever changing world of early-stage, high-growth, hardware startups. Cody lives and breathes light electric vehicles. Previously, Cody held leadership positions as General Manager at CAKE electric motorcycles, VP of Sales and BD at Tempo, and Head of Sales and Marketing at Boosted Boards.





Karen Wang
Financial Director

Karen has over 18 years of corporate finance management background, including 10 years of international finance in global business landscape. She has experience with the life cycle of fund formation, financial operation, investment and financing system establishment, and international tax planning. She is a highly adaptive strategic thinker, with rapid team-expansion experience to optimize company's financial efficiency.





Allen Wang
Head of Supply Chain

Head of Supply Chain Allen Wang has over 15 years in supply chain management and quality assurance with leading Chinese LSEV Manufacturers and was the Former VP of Procurement at Yogomo.



Taj Ahmad-Eldridge
Advisor

Senior Director of Investment at Los Angeles Cleantech Incubator. Taj was formerly part of the steering committee for The Highlander Venture Fund, also the Director with the ExCITE Incubator, and advisor in residence for the Leathery Center for Entrepreneurship.





Gary Awad
Advisor

Founder and Managing Principal of ThreeG Capital. Gary has served on the Board of Directors of public and private companies, with experience as both Chairman and member of Board Committees. He is a long-standing member of the Pasadena Angels, one of the top ten Angel investor organizations in the U.S. and its PA Ventures Fund. He also serves on non-profit Boards, including the board of Beacon Housing, and Chairs the Advisory Board of the Homeboy Industries Ventures and Jobs Fund.



Offering Summary

Company :	Eli Electric Vehicles, Inc.
Corporate Address :	525 S Hewitt St, Los Angeles, CA 90013
Offering Minimum :	$9,996.80
Offering Maximum :	$3,179,017.60
Minimum Investment Amount	$448.80

(per investor) :

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	1,136
Maximum Number of Shares Offered	:	361,252
Price per Share	:	$8.80
Pre-Money Valuation	:	$57,713,207.20

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based</u>

First 72hrs

Invest within the first 72 hours and receive 10% bonus shares.

First Week

Invest within the first week and receive 8% bonus shares.

Second Week

Invest within the second week and receive 6% bonus shares.

First Month

Invest within the first month and receive 4% bonus shares.

<u>Amount Based</u>

4% Bonus Shares | $1,000+

Invest $1,000+ and receive 4% bonus shares.

6% Bonus Shares | $5,000+

Invest $5,000+ and receive 6% bonus shares.

10% Bonus Shares | $10,000+

Invest $10,000+ and receive 10% bonus shares.

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you have previously invested in Eli Electric you are eligible for additional bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Eli Electric will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $8.80 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $880. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only – Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video Transcript:</u>

(Intro / Environment / Gas / City Congestion)

(Gas Price)

(Climate Action CTA)

Today, congested city roads are packed with over-engineered highway cars - designed for long-distance journeys.

Yet, majority of the daily commutes are under 10 miles, carrying just one person.

Those over-sized vehicles cause large amounts of pollutants and are reliant on fossil fuels which have an undeniable limit leading to higher and higher costs.

(Company / Background / Eli Electric / Vision)

At Eli, we've built a new type of electric vehicle - Eli ZERO.

It is less than half the size and half the price of a regular car, and also 3-10 times more energy efficient. Our category-defining micro EV has the potential to reduce congestion and pollution.

With a staggering 70% of the world population projected to live in cities by 2050 - we believe the market and impact of our micro-EVs will only keep growing.

(Progress Highlights / Raise / Surging Demand / Build. Us. More. / Testimonial)

Just 2 years after our first raise on StartEngine, we have successfully reached the most critical milestone of small-batch production. We have developed 4 major distributors across two continents, and have begun shipping vehicles to over 20 dealers across Italy, Germany, Austria, The Netherlands, and even islands including Tahiti.

After shipping our 100th vehicle, we've started receiving a loud and consistent call from the market.

"Build. Us. More" (special effect)

 (Production Footage)

In the past year, we have stress-tested our own production team and manufacturers. We've developed a potential production capacity of over 20,000 units per year and are well positioned to start scaling our category-defining vehicle.

Now, we're back for another raise, to bring our Eli ZERO to more people worldwide.

(Future / Vision / Call to Action)

The vision of Eli goes beyond our first model. We have plans for an even wider range of products to revolutionize the mobility industry. Our uniquely designed chassis can quickly repurpose into new verticals.

Whether it's for last-mile deliveries, retirement communities, or a corporate campus - we believe there is an Eli Electric vehicle to fill the space.

The market has spoken, and we're ready to answer. We'd love to have you on board with us as we begin the most exciting part of the journey, to bring our vehicles to more countries around the world, and even to the U.S.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Our previous offering is now closed, sign up below for future investment opportunities.

 **Eli** Electric Vehicles

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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